EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Three Months Ended
	April 2, 2010	April 3, 2009
Computation of Earnings:
Income before income taxes	$140	$86
Add:
Interest expense	133	155
Amortization of capitalized interest	1	1
Amortization of debt premium/discount and expenses	4	4
Interest portion of rent expense	19	18

Earnings as adjusted	$297	$264

Computation of Fixed Charges:
Interest expense	$133	$155
Capitalized interest	1	—
Amortization of debt premium/discount and expenses	4	4
Interest portion of rent expense	19	18

Fixed charges	$157	$177

Ratio of Earnings to Fixed Charges (A)	1.90	1.49

(A)	Ratios were calculated prior to rounding to millions.